Attachment 77D – Policies with respect to securities investments

For Sentinel Mid Cap II Fund, a change in the definition of mid capitalization stocks went into effect on January 13, 2012.  Prior to January 13, 2012, stocks with market capitalizations within the range from the lowest market capitalization of a stock that is included in the Standard & Poor’s MidCap 400 Index or the Russell Midcap Index, up to and including the market capitalization of the largest company included in either of such indices, were considered to be mid capitalization stocks.  From January 13, 2012 forward, stocks with market capitalizations between $500 million and $25 billion are considered to be mid capitalization stocks.

Effective March 29, 2012, for Sentinel Sustainable Mid Cap Opportunities Fund, the percentage of the Fund’s assets that will be invested in mid capitalization stocks was increased from 65% to 80% of the Fund’s net assets.  In addition, the definition of mid capitalization stocks was changed from between $1 billion and $15 billion to between $500 million and $25 billion.